SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 30, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated May 30, 2018: Resolutions of the Nokia Annual General Meeting 2018, Nokia Board of Directors established a Technology Committee

Resolutions of the Nokia Annual General Meeting 2018, Nokia Board of Directors established a Technology Committee

Nokia Corporation

Stock Exchange Release

May 30, 2018 at 17:15 (CET +1)

Resolutions of the Nokia Annual General Meeting 2018, Nokia Board of Directors established a Technology Committee

Espoo, Finland -The Annual General Meeting (“AGM”) of Nokia Corporation was held on May 30, 2018 and adopted the following resolutions:

Dividend

The AGM resolved to distribute a dividend of EUR 0.19 per share for the financial year 2017. The ex-dividend date is on May 31, 2018. The dividend record date is on June 1, 2018 and the dividend is expected to be paid on or about June 13, 2018. The actual dividend pay date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Members of the Board of Directors and Board Committees elected, Board’s Technology Committee established

The AGM resolved to elect ten members to the Board of Directors of Nokia (“Board”). The following members of the Board were re-elected for a term ending at the close of the Annual General Meeting in 2019: Bruce Brown, Jeanette Horan, Louis R. Hughes, Edward Kozel, Elizabeth Nelson, Olivier Piou, Risto Siilasmaa, Carla Smits-Nusteling and Kari Stadigh. In addition, Sari Baldauf was elected as a new member of the Board for the same term. The qualifications and career experience of the elected Board members are available at http://www.nokia.com/en_int/investors/corporate-governance/board-of-directors/meet-the-board.

In an assembly meeting that took place after the AGM, the Board elected Risto Siilasmaa as Chair of the Board, and Olivier Piou as Vice Chair of the Board. The Board also elected the members of the three existing Board committees. Carla Smits-Nusteling was elected as Chair and Jeanette Horan, Louis R. Hughes, Edward Kozel and Elizabeth Nelson as members of the Audit Committee. Bruce Brown was elected as Chair and Sari Baldauf, Elizabeth Nelson, Olivier Piou and Kari Stadigh as members of the Personnel Committee. Risto Siilasmaa was elected as Chair and Sari Baldauf, Bruce Brown, Carla Smits-Nusteling and Kari Stadigh as members of the Corporate Governance and Nomination Committee.

The Board also established a Technology Committee primarily as an advisory forum and for the purpose of reviewing Nokia’s high-level innovation and technology strategies which are formulated and executed by the management of the Company. Consequently, Edward Kozel was elected as Chair and Bruce Brown, Jeanette Horan, Louis R. Hughes, Olivier Piou and Risto Siilasmaa as members of the Committee. The Charter of the Technology Committee is available at https://www.nokia.com/en_int/investors/corporate-governance/committees-of-the-board.

The AGM resolved the following annual fees to be paid to the members of the Board for the term ending at the Annual General Meeting in 2019: EUR 440 000 for the Chair of the Board, EUR 185 000 for the Vice Chair of the Board and EUR 160 000 for each Board member. In addition, the AGM resolved that the Chairs of the Audit Committee and the Personnel Committee will each be paid an additional annual fee of EUR 30 000, and other members of the Audit Committee an additional annual fee of EUR 15 000 each. Furthermore, the AGM resolved to pay an additional annual fee of EUR 20 000 to the Chair of the Technology Committee. The AGM also resolved to pay a meeting fee of EUR 5 000 per meeting requiring intercontinental travel and EUR 2 000 per meeting requiring continental travel for Board and Committee meetings to all the other Board members except the Chair of the Board. The meeting fee would be paid for a maximum of seven meetings per term. The AGM resolved that the members of the Board of Directors shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Committee work.

In addition, the AGM resolved, in line with Company’s Corporate Governance Guidelines, that approximately 40% of the annual remuneration will be paid in Nokia shares purchased from the market, or alternatively by using treasury shares held by the Company. The Board members shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service in the Board (the net amount received after deducting those shares needed to offset any costs relating to the acquisition of the shares, including taxes). The meeting fee and costs directly related to Board and Committee work will be paid in cash.

Other resolutions of the Annual General Meeting

The AGM re-elected PricewaterhouseCoopers Oy as the auditor for Nokia for the fiscal year 2018.

The AGM authorized the Board to resolve to repurchase a maximum of 550 million Nokia shares. The shares may be repurchased under the proposed authorization in order to optimize the capital structure of the Company and the Board expects them to be cancelled. In addition, shares may be repurchased in order to meet obligations arising from debt financial instruments that are exchangeable into equity instruments, to settle the Company’s equity-based incentive plans, or to be transferred for other purposes. The authorization is effective until November 30, 2019 and it terminated the corresponding repurchase authorization granted by the Annual General Meeting on May 23, 2017.

The AGM also resolved to authorize the Board to issue a maximum of 550 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board. Under the authorization, the Board may issue new shares or shares held by the Company. The authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance of shares or special rights in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization is effective until November 30, 2019 and it terminated the corresponding authorization granted by the Annual General Meeting on May 23, 2017. The authorization did not terminate the authorization by the Extraordinary General Meeting held on December 2, 2015 granted to the Board for issuance of shares in order to implement the combination of Nokia and Alcatel Lucent.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe”, “expect”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate; 3) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 4) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period, as well as the risk factors specified on pages 71 to 89 of our 2017 annual report on Form 20-F published on March 22, 2018 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell

Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
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Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

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Email: investor.relations@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2018	Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal